UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No X

February 5, 2026 2025 Earnings

2025 EARNINGS p. 2 Disclaimer This document is only provided for information purposes and is not intended to provide financial advice and, therefore, does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each specific matter. The information contained in this document is subject to and should be read in conjunction with all other publicly available information of the issuer. This document contains forward-looking statements that constitute or may constitute “forward-looking statements” (within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995) with respect to intentions, objectives, expectations, goals, outlook or estimates as of the date hereof, including those relating to future targets of both a financial and non-financial nature (such as environmental, social or governance (“ESG”) performance targets). Forward-looking statements may be identified by the fact that they do not refer to historical or current facts and include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “duty”, “intend”, “likelihood”, “risk”, “VaR”, “purpose”, “commitment”, “goal”, “target” and similar expressions or variations of those expressions. They include, for example, statements regarding outlook, future growth rates, goals and future targets, including those relating to outlook, financial goals and targets and capital generation and capital distribution. The information contained in this document reflects our current expectations, goals, outlook and targets, which are based on various assumptions, judgments and projections, including non-financial considerations such as those related to sustainability, which may differ from and not be comparable to those used by other companies. Forward-looking statements are not guarantees of future results and actions, and actual results and actions may differ materially from those anticipated in the forward-looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, (1) market conditions, macroeconomic factors, domestic and international stock market movements, exchange rates, inflation and interest rates; (2) regulatory and oversight factors, political and governmental guidelines, social and demographic factors; (3) changes in the financial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; (4) competitive pressures and actions we take in response thereto; (5) performance of our IT, operations and control systems and our ability to adapt to technological changes; (6) climate change and the occurrence of natural or man-made disasters, such as an outbreak or escalation of hostilities; and (7) our ability to appropriately address any ESG expectations or obligations (related to our business, management, corporate governance, disclosure or otherwise), and the cost thereof. See also the Risk Factors included in BBVA’s Audit Report in Form 20-F for additional results which could affect our ability to achieve our goals, outlook and targets. In the particular case of certain targets related to our ESG performance, such as, decarbonization targets or alignment of our portfolios, the achievement and progress towards such targets will depend to a large extent on the actions of third parties, such as clients, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological developments, regulatory developments, military conflicts, the evolution of climate and energy crises, etc.). Therefore, these targets may be subject to future revisions. The factors mentioned in the preceding paragraphs could cause actual future results to differ substantially from those set forth in the forecasts, intentions, goals, outlook, objectives, targets or other forward-looking statements included in this document or in other past or future documents. Accordingly, results, including those related to ESG performance targets, among others, may differ materially from the statements contained in the forward-looking statements. Recipients of this document are cautioned not to place undue reliance on such forward-looking statements. Past performance or growth rates are not indicative of future performance, results or share price (including earnings per share). Nothing in this document should be construed as a forecast of results or future earnings. BBVA does not intend, and undertakes no obligation, to update or revise the contents of this or any other document if there are any changes in the information contained therein, or including the forward-looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

2025 EARNINGS p. 3 2025: Outstanding Profitable Growth 3 1 On-track to achieve our ambitious 2025-2028 long-term goals Excellent Value Creation with continued growth of Profits Unique combination of Growth and Profitability (1) Performing loans under management excluding repos. (2) 2025 dividend includes €32 cents (gross) paid in Nov-25 and €60 cents (gross) to be paid in Apr-26, pending approval from the governing bodies. NET ATTRIBUTABLE PROFIT ROTE €10.5 BILLION 19.3% +12.8% vs. 2024 TBV + DIVIDENDS (PER SHARE, GROWTH) 2 +16.2% vs. 2024 TOTAL LOANS 1 Advancing in the execution of our Strategy 4 Significant increase of Shareholder Distributions and Solid Capital Position SHAREHOLDER DISTRIBUTIONS 2 €5.2 BILLION €92 CASH DIVIDEND €4.0 BILLION EXTRAORDINARY SBB CENTS/SHARE CET1 RATIO 12.70% +15.2% (excluding SBBs) +11.7% in € current +4.5% YoY growth Superior revenue growth: (mostly >20%) in all selected areas Leading customer satisfaction: #1 in three out of four largest markets Maximizing the potential of AI and innovation: early positive signs

2025 EARNINGS p. 4 Excellent Value Creation and Profit evolution TBV + DIVIDENDS (€ / SHARE1) +12.8% +1.4% (1) Total number of shares considered: 5,757M as of December 2024, 5,755M as of September 2025 and 5,626M as of December 2025. The impact of the first tranche of the SBB pending execution as of 31/12/2025 is calculated at market value (€ -0.13 per share). (2) Gross dividend per share paid in April 2025 of 0.41 € and 0.32 € paid in November 2025. (3) Recurrent Net Attributable Profit and recurrent Earnings per Share (EPS) figures, which exclude discontinued operations and non-recurring results, as reported in each year’s result presentation. (4) For 2025, 2024, 2023 and 2022, EPS is calculated considering the total outstanding number of shares as of 31st of December of each year, excluding the treasury shares. EPS calculated according to IAS33 would be 0.67, 0.98, 1.29, 1.68 and 1.76 for the years 2021, 2022, 2023, 2024 and 2025 respectively. TBV / share Dividends / share 9.24 10.28 10.42 Dec-24 Sep-25 Dec-25 0.732 0.732 9.55 9.69 +15.2% YoY ex-SBB RECURRENT NET ATTRIBUTABLE PROFIT & EPS3 (CURRENT €M) Reported NAP (€M) 4,653 6,420 8,019 EARNINGS PER SHARE (RECURRENT, €)4 2021 2022 2023 6,621 5,069 10,054 8,019 vs. 2024 +5.8% vs. 2024 +4.5% 2024 10,054 10,511 2025 10,511

2025 EARNINGS p. 5 LOAN GROWTH GROSS LOANS (2025 vs. 2024 € CURRENT) PROFITABILITY RETURN ON TANGIBLE EQUITY (2025) -1% 3% 5% 8% 11% 20% Unique Combination of Growth and Profitability European Peer Group: BARC, BNPP, CABK, CASA, DB, HSBC, ING, ISP, LBG, NDA, SAN, SG, UCG, UBS. Bubble size represents market capitalization as of year-end 2025. Peers ROTE calculated on reported figures as of 9M25 annualized, and Loan Growth September 25 YoY. 14% 17% 7% 9% 13% 1% 11% Peer 1 Peer 9 Peer 5 Peer 10 Peer 8 Peer 3 Peer 2 Peer 12 Peer 7 Peer 4 Peer 6 Peer 13 Peer 11 -3% Peer 14

2025 EARNINGS p. 6 Record Customer Growth driven by Digital NEW CUSTOMERS1 (BBVA GROUP, MILLION; % ACQUISITION THROUGH DIGITAL CHANNELS) (1) Gross customer acquisition through own channels for retail segment. Excludes the US business sold to PNC for comparison purposes. (2) Total active clients as of end of December 2020 and December 2025. Active Clients2 58.3 M 81.2 M 11.3 11.1 11.4 11.5 8.7 7.2 REVENUE PER CUSTOMER 3.7x Year 5 vs. year 1 of acquisition SPAIN 75% % total units sales in 2025 to clients acquired in the last 5 years CREDIT CARDS Digital 66% MEXICO TOTAL 2020 2021 2022 2023 2024 2025

2025 EARNINGS

BBVA

Advancing in the Execution of our **Strategy**

Radically adopting the customer perspective

NPS[1]	Position[2]	Reduction in negative experiences[3]
Spain	#1	-18%
Mexico	#1	flat
Turkey	#2	-11%
Peru	#1	-10%
Colombia	#2	-8%
Argentina	#3	-23%

Maximizing the potential of AI and Innovation

- Clear AI roadmap defined through **8 strategic initiatives:**
  - Digital Advisor (Blue)
  - AI Assistant for Bankers
  - Risk
  - Ops & Processes
  - Software Development
  - Alter Ego for Employees
  - Data Availability
  - Tech Foundations & Agents
- Strategic partnership with **OpenAI** to build a radically customer-centric proposition and to drive a more **productive** and **efficient** operating model
- Early positive signs of AI **adoption** and **impact**



(1) Net Promoter Score as a measure of customer satisfaction for individual customers. Measured among large banks in their respective countries. (2) Position as of 31st December, 2025. (3) Negative experiences such as blockages, fraud, claims, reject insurance claims, queues at branches, abandoned calls and unresolved calls. Variation 2025 vs. 2024.

p. 7

2025 EARNINGS

BBVA

Superior Growth in Selected Areas

Enterprise Cross-Border[1]
Gross Income - €M constant


1,516
1,892
2,269
2023
2024
2025

Var. 25/24
+20% constant
+12% current

Insurance[3]
PBT + Commissions - €M constant


1,756
2,151
2,497
2023
2024
2025

Var. 25/24
+16% constant
+6% current

Payments Issuing[5]
Gross Income - €M constant


3,097
3,822
4,749
2023
2024
2025

Var. 25/24
+24% constant
+10% current

Sustainable Business[2]
Environmental and Social - €Bn


65
93
134
2023
2024
2025

Var. 25/24
+44% current

Affluent + Private Banking[4]
Net New Flows - €M


9,183
18,360
2024
2025

Var. 25/24
+100% current

Payments Acquiring[6]
Gross Income - €M constant


636
738
883
2023
2024
2025

Var. 25/24
+20% constant
+9% current

Gross Income growth for the bank overall
(2025 vs. 2024)

+16% constant
+4% current

(1) Cross-Border business is defined as the revenues generated outside the clients' home country by groups with presence in at least two geographies within BBVA's footprint. (2) Sustainable business channeling refers to the cumulative mobilization of financial flows, determined in accordance with internal and external standards, regulations, and best practices. Some of these flows may not be recorded on the balance sheet. Further details are described in this Guide (https://shareholdersandinvestors.bbva.com/wp-content/uploads/2025/04/BBVA-Sustainable-Business-Channelling-Guide_ENG.pdf). (3) Profit before taxes generated by the insurance company + commissions generated due to insurance distribution in each country. (4) Net incremental flows including off-balance sheet funds and deposits. Turkey only includes Private Banking. (5) Net interest income, interchange revenues and other fees net of rebates and loyalty costs. (6) Net acquiring fees. The float income of resulting deposits is not included.

p. 8

2025 EARNINGS p. 9 2025 Key Financial Messages Excellent fee income evolution Positive jaws and leading efficiency ratio Sound asset quality metrics Solid capital position NET INTEREST INCOME +13.9% vs. 2024 CONSTANT NET FEES AND COMMISSIONS +14.6% vs. 2024 CONSTANT EFFICIENCY RATIO 38.8% -206 bps vs. 2024 CONSTANT COST OF RISK 1.39% CET1 RATIO 12.70% vs. 11.5%-12% TARGET RANGE Strong activity drives Net Interest Income growth -4 bps vs. 2024

2025 EARNINGS p. 10 2025 Profit & Loss Change BBVA GROUP (€M) 12M25/12M24 12M25 % const. % Net Interest Income 26,280 13.9 4.0 Net Fees and Commissions 8,215 14.6 2.8 Net Trading Income 2,656 -23.7 -32.1 Other Income & Expenses -221 -88.8 -86.9 Gross Income 36,931 16.3 4.1 Operating Expenses -14,332 10.5 1.0 Operating Income 22,599 20.4 6.2 Impairment on Financial Assets -6,073 15.5 5.7 Provisions and Other Gains and Losses -299 109.7 118.8 Income Before Tax 16,227 21.3 5.3 Income Tax -5,100 20.5 5.6 Non-controlling Interest -615 88.6 18.1 Net Attributable Profit 10,511 19.2 4.5 Note: 12M24 includes annual Spanish banking tax of -285 €M in the Other Income heading. 12M25 includes Spanish banking tax accrual of -318 €M in the Income Tax heading.

2025 EARNINGS p. 11 4Q25 Profit & Loss Change Change BBVA GROUP (€M) 4Q25/4Q24 4Q25/3Q25 4Q25 % const. % % const. % Net Interest Income 7,034 18.1 9.8 5.4 5.9 Net Fees and Commissions 2,145 10.2 -4.0 4.4 4.1 Net Trading Income 694 -18.5 -29.4 28.6 30.8 Other Income & Expenses -78 -80.8 -74.2 -39.8 -39.0 Gross Income 9,795 16.9 5.1 7.1 7.6 Operating Expenses -3,971 9.8 -0.8 10.7 11.1 Operating Income 5,823 22.4 9.5 4.8 5.3 Impairment on Financial Assets -1,745 27.0 19.0 11.1 11.4 Provisions and Other Gains and Losses -144 47.9 59.0 52.7 54.1 Income Before Tax 3,934 19.7 4.7 1.2 1.7 Income Tax -1,269 23.5 8.4 4.7 5.2 Non-controlling Interest -132 39.2 -14.9 0.3 0.2 Net Attributable Profit 2,533 17.0 4.1 -0.5 0.1 Note: 3Q25 and 4Q25 include Spanish banking tax quarterly accrual of -75 €M and -94 €M respectively in the Income Tax heading.

2025 EARNINGS

BBVA

Strong Activity drives **Core Revenues Growth**

TOTAL LOAN GROWTH
(YOY, CONSTANT €)

BBVA Group


12.9%
15.4%
16.2%
Dec-24
Jun-25
Dec-25

	TOTAL LOAN GROWTH[1] (YOY, CONSTANT €)	CORE REVENUES (CONSTANT €M)

Spain


+4.1%
+8.0%
Dec-24
Dec-25


+4.8%
+2.8%
2,198
2,242
2,305
4Q24
3Q25
4Q25

Mexico


+15.8%
+7.5%
+9.9%
USD adjusted
Dec-24
Dec-25


+7.3%
+3.6%
3,365
3,483
3,609
4Q24
3Q25
4Q25

(1) Performing loans under management excluding repos according lo local GAAP.

p. 12

2025 EARNINGS p. 13 Market Share Gains Across the Board LOAN MARKET SHARES1 (1) Loan market shares based on latest available data vs. year-end December 2019. Turkey market share among private banks. Var. 25/24 compares market shares of December 2024 vs. latest available. Var. 25/24 +20bps Mexico Turkey Colombia Peru 2019 2025 Var. 25/24 +29bps 2019 2025 Var. 25/24 +36bps 2019 2025 Var. 25/24 -12bps 2019 2025 Var. 25/24 +4bps Spain 2019 2025 2019 2025 Var. 25/24 +62bps Argentina Total loans

2025 EARNINGS p. 14 Positive Jaws and Leading Efficiency Ratio POSITIVE JAWS (12M25 YOY, CONSTANT €) Operating Expenses Gross Income (1) Weighted by operating expenses and excluding Venezuela. FOOTPRINT INFLATION1 9.6% 12M AVERAGE EFFICIENCY RATIO (COST-TO-INCOME, % CONSTANT €) 12M24 12M25 -206bps +16.3% +10.5% 40.9 38.8

2025 EARNINGS p. 15 Sound Asset Quality Metrics, Improving NPL and Coverage Ratios FINANCIAL ASSETS IMPAIRMENTS (CONSTANT €M) NPL (CURRENT €BN) COST OF RISK (%, YTD) NPL & COVERAGE RATIOS (%) Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 4Q24 1Q25 2Q25 3Q25 4Q25 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 1,391 1,300 1,418 1,589 1,766 14.8 14.3 14.6 14.3 14.8 NPL COVERAGE Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 80% 82% 81% 84% 85% 3.0% 2.9% 2.9% 2.8% 2.7% 1.35% 1.39% 1.30% 1.32% 1.43%

2025 EARNINGS p. 16 Solid Capital Position Above our Target (1) Includes, among others, FX, mark to market of HTC&S portfolios, minority interests, and a positive impact in OCI equivalent to the Net Monetary Position value loss in hyperinflationary economies registered in results. (2) Includes -100 bps direct impact and -5 bps indirect impacts of lower CET1 due to extraordinary SBB. (3) Considering the latest official updates to the countercyclical capital buffer and the buffer against systemic risks, applied on the basis of exposure as of September 30, 2025, and incorporating the increase in the percentage of the countercyclical capital buffer applicable to exposures located in Spain approved by the Bank of Spain and published on October 1, 2025, applied on said exposure basis. Furthermore, from January 1, 2026, the minimum regulatory requirement for the Group would be reduced to 8.97%, in accordance with the result of the Supervisory Review and Evaluation Process (SREP) communicated by the European Central Bank (ECB). CET1 RATIO (%, BPS) Target Range 11.5%-12.0% Results Dividend accrual & AT1 coupons Others1 Dec-25 -34 bps -57 bps 13.42% +56 bps Sep-25 SREP Requirement(3) 9.28% +4 bps -105 bps Regulatory impacts +64 bps 12.70% €4.0 Bn extraordinary SBB2 RWAs activity (constant €) Dec-25 exc. SBB 13.75%

p. 17 2025 EARNINGS 2019 2020 2021 2022 2024 26 6 31 43 2023 55 70 Significant increase of Shareholder Distributions (1) Pay-out percentage calculated taking into account the following: 2025 Reported results (€10,511 M) Shares acquired during the ongoing SBB execution are not considered. (2). Maximum amount considering 5,678 million BBVA shares with right to dividend (5,709 million of shares representing BBVA share capital minus 31 million shares that have been repurchased until January 30, 2026 as part of the share buyback currently underway. (3) 2025 dividend includes €32 cents (gross) paid in Nov-25 and €60 cents (gross) to be paid in Apr-26, pending approval from the governing bodies. (4) Gross figures. (5) Subject to approval from the governing bodies, the remaining €2.5bn of the total €4.0bn, in addition to the €1.5bn currently being executed. EXTRAORDINARY SBB PROGRAM5 € C.4.0 Bn of Net Attributable Profit TOTAL REGULAR PAY-OUT 2025 50%1 CASH DIVIDEND4 (€CTS. / SHARE) 60 32 Apr-26 Nov-25 cts./ share 2025 +31% €5.2 Bn2 €92 cts / share3 €92 Fully paid in cash Currently executing the first tranche of SBB amounting €1.5Bn Highest cash dividend ever

2025 EARNINGS p. 18 Group Financial KPIs Goals Evolution c.€48 Bn 12.8% NET ATTRIBUTABLE PROFIT (CURRENT €Bn) ROTE (%, CURRENT €) TBV + DIV PER SH (%, CURRENT €) C/I RATIO (%, CURRENT €) 19.3% c.22% Mid-teens 2025 vs. 2024 GOAL Avg. 2025-2028 12M25 CAGR 2024-2028 GOAL GOAL Cumulative 2025-2028 €10.5 Bn 12M25 12M25 Aligned with plan GOAL c.35% 2024 2025 2026 2027 2028 12M25 38.8% 40.0% 15.2% ex- SBB

Business Areas SPAIN MEXICO TURKEY SOUTH AMERICA REST OF BUSINESS

2025 EARNINGS BUSINESS AREAS BBVA

Spain

PROFIT & LOSS (€M)

	4Q25	Δ (%) vs. 4Q24	Δ (%) vs. 3Q25	12M25	Δ (%) vs. 12M24
Net Interest Income	1,683	5.8	0.5	6,588	3.2
Net Fees and Commissions	622	2.2	9.8	2,364	3.7
Net Trading Income	187	51.1	37.6	723	-0.7
Other Income & Expenses	62	10.6	-21.7	351	n.s.
Gross Income	**2,554**	**7.4**	**3.9**	**10,027**	**6.2**
Operating Expenses	-903	1.7	6.2	-3,323	-0.7
Operating Income	**1,651**	**10.8**	**2.8**	**6,704**	**10.0**
Impairment on Financial Assets	-172	-3.5	-2.6	-649	-5.1
Provisions and Other Gains and Losses	-68	12.8	n.s.	-121	-19.0
Income Before Tax	**1,411**	**12.7**	**-0.5**	**5,933**	**12.7**
Income Tax	-374	10.0	-11.4	-1,755	16.4
Net Attributable Profit	**1,036**	**13.7**	**4.2**	**4,175**	**11.3**

ACTIVITY (DEC-25, €BN)

LENDING[1]


190.9
YoY
+8.0%
Mortgages 68.6 +2.5%
Consumer + Credit Cards 20.4 +9.0%
Very small businesses 15.7 +0.5%
Mid-size companies 27.1 +10.7%
Corporate + CIB 31.3 +18.3%
Public sector 16.9 +15.6%
Others 11.0 +10.9%

CUST.FUNDS[1]


358.0
YoY
+8.9%
Demand Deposits 198.6 +3.0%
Time Deposits 39.9 +46.9%
Off-BS Funds 119.5 +10.0%

(1) Performing loans and Cust.Funds under management, excluding repos.

KEY RATIOS

CUSTOMER SPREAD (%)


Yield on loans 4.13 3.45 3.39
Customer spread 3.30 2.88 2.80
Cost of deposits 0.83 0.57 0.59
4Q24 3Q25 4Q25

ASSET QUALITY RATIOS (%)


Coverage 59 65 67
NPL Ratio 3.73 3.13 3.05
CoR (YtD) 0.38 0.34 0.34
4Q24 3Q25 4Q25

COST TO INCOME (%) (YtD)
33.1

RoRWA (%) (YtD)
3.45

- **Outstanding loan growth**, supported by robust commercial momentum and strong new origination (+11% YoY in 2025).
- **NII continued to grow QoQ**, driven by loan growth (+2.5% QoQ).
- **Strong fee performance,** supported by asset management and insurance.
- **Outstanding efficiency,** with a cost-to-income ratio of 33.1% for the year.
- **Positive evolution in asset quality,** with lower NPL ratio and improved coverage.

p. 20

2025 EARNINGS BUSINESS AREAS

BBVA

Mexico

PROFIT & LOSS (CONSTANT €M)

	4Q25	Δ Constant (%) vs. 4Q24	Δ Constant (%) vs. 3Q25	12M25	Δ Current (%) vs. 12M24	Δ Constant (%) vs. 12M24
Net Interest Income	2,982	7.5	3.0	11,424	-1.1	8.1
Net Fees and Commissions	627	6.0	6.5	2,367	-3.1	6.0
Net Trading Income	215	32.3	25.4	788	2.7	12.3
Other Income & Expenses	187	30.9	35.4	619	8.5	18.7
Gross Income	**4,010**	**9.3**	**5.8**	**15,198**	**-0.9**	**8.4**
Operating Expenses	-1,214	5.3	5.8	-4,622	-0.5	8.7
Operating Income	**2,797**	**11.1**	**5.7**	**10,576**	**-1.1**	**8.2**
Impairment on Financial Assets	-839	13.7	5.3	-3,130	1.0	10.5
Provisions and Other Gains and Losses	-35	24.0	1.4	-105	52.6	66.8
Income Before Tax	**1,923**	**9.8**	**6.0**	**7,341**	**-2.4**	**6.7**
Income Tax	-556	11.5	9.1	-2,076	0.1	9.5
Net Attributable Profit	**1,366**	**9.2**	**4.8**	**5,264**	**-3.4**	**5.7**

ACTIVITY (DEC-25; CONSTANT €BN)

LENDING[1]


YoY
+7.5%
97.7
Mortgages 18.4 +8.2%
Consumer 15.7 +13.8%
Credit Cards 10.6 +14.0%
SMEs 7.3 +14.4%
Other Commercial 38.4 +3.3%
Public sector 7.2 +1.4%

CUST.FUNDS[1]


YoY
+13.8%
163.5
Demand Deposits 79.0 +9.0%
Time Deposits 14.9 +17.8%
Off-BS Funds 69.5 +19.0%

(1) Performing loans and Cust.Funds under management, excluding repos, according to local GAAP.

KEY RATIOS

CUSTOMER SPREAD (%)


Yield on loans 14.02 13.31 13.17
Customer spread 11.39 11.05 11.08
Cost of deposits 2.63 2.26 2.09
4Q24 3Q25 4Q25

ASSET QUALITY RATIOS (%)


Coverage 121 123 124
NPL Ratio 2.67 2.78 2.73
CoR (YtD) 3.39 3.27 3.31
4Q24 3Q25 4Q25

COST TO INCOME (%) (YtD)
30.4

RoRWA (%) (YtD, CONSTANT)
5.84

- **Solid loan growth** (+9.9% excl. FX effect)[2] **driven by strong retail demand** and resilient wholesale activity.
- **Customer deposits** increased by +10.3% YoY, supported by retail deposits (+9.5% YoY).
- **Strong core revenue growth** (+3.6% QoQ): **Higher NII,** amid sound lending momentum and disciplined pricing, **and increased fees.**
- **Efficiency ratio maintained** at an outstanding **30.4%**.
- **Sound asset quality. CoR at 331 bps,** in line with guidance.

(2) 15.4% YoY appreciation of the MXP against the USD, impacting USD-denominated loans (USD commercial loans represent 26.8% of BBVA's commercial loan portfolio as of Dec'25).

p. 21

2025 EARNINGS BUSINESS AREAS BBVA

Turkey

PROFIT & LOSS (CURRENT €M)

	4Q25	Δ Current (%) vs. 4Q24	Δ Current (%) vs. 3Q25	12M25	Δ Current (%) vs. 12M24
Net Interest Income	942	66.3	13.4	3,079	106.4
Net Fees and Commissions	521	-26.3	-4.3	2,123	0.6
Net Trading Income	54	-82.3	-54.0	394	-65.6
Other Income & Expenses	-81	-61.0	-36.1	-384	-28.3
Of which:					
Net Monetary Position (NMP) loss	-130	-60.8	-48.0	-877	-42.0
CPI linkers revenues	89	-64.3	-46.1	673	-42.1
Gross Income	**1,437**	**4.5**	**5.1**	**5,213**	**23.8**
Operating Expenses	-664	-9.1	16.4	-2,315	9.7
Operating Income	**772**	**20.0**	**-3.0**	**2,898**	**37.9**
Impairment on Financial Assets	-332	72.0	27.9	-1,000	90.1
Provisions and Other Gains and Losses	-22	-132.2	-8.0	-34	n.s.
Income Before Tax	**418**	**-19.1**	**-18.5**	**1,863**	**7.1**
Income Tax	-230	-24.5	-0.8	-904	-10.8
Non-controlling Interest	-31	-9.9	-29.6	-154	32.5
Net Attributable Profit	**157**	**-11.7**	**-33.7**	**805**	**31.8**

KEY RATIOS

CUSTOMER SPREAD (%)


FC
8.29
7.88
7.57
TL
0.55
1.00
1.68
4Q24
3Q25
4Q25

ASSET QUALITY RATIOS (%)


Coverage
96
78
76
NPL Ratio
3.11
3.69
3.89
CoR (YtD)
1.27
1.76
1.94
4Q24
3Q25
4Q25

COST TO INCOME (%) (YtD)
44.4

RoRWA (%) (YtD, CURRENT)
1.36

ACTIVITY (DEC-25; CONSTANT €BN; BANK ONLY)

LENDING[2]


42.7
YoY[1]
FC
11.3
+18.1%
+44.5%
TL Commercial
9.5
+31.3%
TL Retail
21.9
+51.0%

CUST.FUNDS[2]


49.9
YoY[1]
+34.8%
FC Time
2.9
+110.2%
FC Demand
15.8
+26.6%
+36.6%
TL Time
25.7
+36.4%
TL Demand
5.6
+37.7%

(1) FC (foreign currency) evolution excluding FX impact.
(2) Performing loans and deposits under management, excluding repos, according to local GAAP.

- **TL loans increased in real terms supported by retail segments.** FC loan growth moderated in 4Q amid regulatory caps.
- **Strong NII growth,** supported by solid activity and an **improvement in the TL customer spread** (+68 bps QoQ).
- **Cost of Risk reached 194 bps**, explained by provisioning needs in retail.

Note: Inflation rate 4.4% in 4Q25 (vs. 7.5% 3Q25). Annual inflation down to 30.9% by end 2025 (vs. 33.3% 3Q25).

p. 22

2025 EARNINGS BUSINESS AREAS

BBVA

South America

NET ATTRIBUTABLE PROFIT (CURRENT €M)

	4Q25	Δ Current (%) vs. 4Q24	Δ Current (%) vs. 3Q25	12M25	Δ Current (%) vs. 12M24
Colombia	21	*n.s.*	*-56.8*	143	*58.5*
Peru	68	*26.5*	*-3.2*	295	*29.9*
Argentina	29	*-33.5*	*127.3*	133	*-27.1*
Other [1]	23	*-66.3*	*-29.4*	155	*14.5*
South America	**141**	***-13.8***	***-13.8***	**726**	***14.3***

(1) Other includes BBVA Forum (Chile), Venezuela and Uruguay.

ACTIVITY (DEC-25; CONSTANT €BN)


LENDING[1]
YoY
+13.9%
50.5
Colombia 17.3 +7.1%
Peru 19.8 +4.4%
Argentina 8.2 +85.8%
Other 5.2 +8.1%
CUST.FUNDS[1]
YoY
+12.9%
61.7
Colombia 21.6 +5.7%
Peru 24.0 +6.2%
Argentina 12.2 +61.4%
Other 3.9 -3.7%

(1) Performing loans and Cust.Funds under management, excluding repos.

KEY RATIOS


CUSTOMER SPREAD (%)
COL 5.55 5.81 6.11
PER 6.96 7.26 7.42
ARG 17.01 14.02 17.24
4Q24 3Q25 4Q25
COST OF RISK (YTD, %)
COL 2.83 2.24 2.19
PER 2.83 1.77 1.67
ARG 4.48 4.91 5.67
4Q25 3Q25 4Q25

COST TO INCOME (%) (YTD)
43.9

RoRWA (%) (YTD, CURRENT)
2.12

- **COL** **NAP growth** in 2025, driven by **robust core revenues** (+4.6% YoY, current €), **flat expenses** and **lower impairments**. QoQ impacted by the increase in the corporate effective tax rate.
- **PER** Solid **NAP growth** in the year, driven by **higher core revenues** (+6.1%, in current) and **lower impairments**, with **continued improvement in asset quality.**
- **ARG** **Net Profit** impacted in 2025 by NII decline due to **customer spread compression** in the year, higher provisioning in retail and FX depreciation, despite a **strong recovery in lending activity.**

Note: Inflation rate ARG: 7.8% in 4Q25 vs. 6.0% in 3Q25 and 31.5% in 2025 (vs. 117.8% 2024).

p. 23

2025 EARNINGS BUSINESS AREAS

BBVA

Rest of business

PROFIT & LOSS (CONSTANT €M)

	4Q25	Δ (%) vs. 4Q24	Δ (%) vs. 3Q25	12M25	Δ (%) vs. 12M24
Net Interest Income	232	16.4	5.0	828	15.9
Net Fees and Commissions	164	62.0	8.2	591	56.0
Net Trading Income	114	55.3	23.5	382	19.4
Other Income & Expenses	3	n.s.	8.8	7	234.8
Gross Income	**513**	**36.8**	**9.7**	**1,807**	**27.8**
Operating Expenses	-306	35.3	34.9	-929	29.5
Operating Income	**207**	**39.2**	**-14.1**	**878**	**25.9**
Impairment on Financial Assets	-38	11.0	273.7	-85	19.6
Provisions and Other Gains and Losses	-10	n.s.	16.1	-22	115.3
Income Before Tax	**158**	**48.0**	**-28.5**	**772**	**25.2**
Income Tax	-11	-49.7	-73.7	-145	9.6
Net Attributable Profit	**147**	**74.5**	**-17.4**	**627**	**29.4**

Rest of business includes mainly CIB business in US, Europe & Asia and digital banks (Italy, Germany).

KEY RATIOS



ASSET QUALITY RATIOS (%)
Coverage
102
136
173
NPL Ratio
0.30
0.18
0.16
CoR (YtD)
0.17
0.10
0.16
4Q24
3Q25
4Q25

COST TO INCOME (%) (YtD)
51.4

RoRWA (%) (YtD, CONSTANT)
1.61

ACTIVITY (DEC-25; CONSTANT €BN)



LENDING[1]
66.5
YoY
+37.8%
CIB US
24.5
+52.1%
CIB Europe/UK
26.5
+23.5%
CIB Asia
14.5
+43.4%
Other
1.0
n.a.
CUST.FUNDS[1]
41.7
YoY
+54.0%
CIB
29.1
+40.6%
Digital Banks
12.2
+105.6%
Other
0.3
n.a.

(1) Performing loans and Cust.Funds under management, excluding repos.

- **Solid activity dynamics** across the board, driven by corporate lending and transactional banking.
- **Revenues continued to grow,** supported by sustained business momentum.
- **Expenses** evolution is related to the **execution of our strategic growth plan.**
- **Solid asset quality metrics,** with declining NPL ratio and increasing coverage. CoR at 16 bps.

p. 24

Takeaways & Outlook 2 0 2 5—2 0 2 6

2025 EARNINGS p. 26 Takeaways Outstanding Value Creation for our stakeholders Advancing in the execution of our Strategy Leadership in Profitability while growing our franchise in an exceptional manner Net Attributable Profit sets a new record On track to achieve our ambitious 2025-2028 Goals Significant increase of Shareholder Distributions

2025 EARNINGS p. 27 double digit growth high teens growth negative jaws around 20 bps 2026 Outlook mid single digit growth, gaining market share in key segments low to mid single digit growth low to mid single digit growth mid to high single digit growth, considering the base effect of the one-offs in 2025. Efficiency below 35% low 30’s bps EFFICIENCY RATIO high single digit growth mid to high single digit growth high single digit growth high single digit growth. Efficiency at low 30’s, in line with 2025 around 340 bps Group around €1 billion2 around 200 bps, with a ROTE higher 1H26 20% < 40% around (1) Mexico guidance in constant €, CoR in current €. (2) Under the following assumptions: 25% inflation eop, Reference Rate at 32% December 2026, c.-18.9% depreciation TRY/EUR (fixing). (3) South America guidance in current €, Loans in constant €. (4) Rest of Business guidance in constant €. Loans: NII: Fees: Expenses: CoR Spain Mexico1 Turkey South America3 CoR Loans: NII: Expenses: CoR Net Profit: CoR p. 27 Gross Income: Loans: Gross Income: mid teens growth high single digit growth below 250 bps Rest of Business4 CoR Loans: Gross Income: BETTER THAN 2025 Expenses:

2025 EARNINGS p. 28 Our Strategic Priorities Will Strengthen our Leadership Position Boost sustainability as a Growth Engine Scale up All Enterprise Segments Promote a Value and Capital Creation Mindset Unlock the Potential of AI and Innovation through Data Availability and Next Gen Tech Strengthen Our Empathy, Succeed as a Winning Team Embed a Radical Client Perspective in All We Do March 10th BBVA Strategic Talks beginning with Mexico and Enterprises

Annex P&L Accounts by Business Area Customer Spread by Country Stages Breakdown by Business Area ALCO Portfolio, NII Sensitivity and LCRs & NSFRs CET1 Sensitivity to Market Impacts CET1 evolution YtD & RWAs by Business Area Book Value of the Main Subsidiaries MREL Digital Metrics Medium-Term Strategic Objectives 1 2 3 4 6 7 8 9 5 10

P&L Accounts by Business Area 1 Corporate Center Turkey Argentina Colombia Peru (hyperinflation adjustment) (hyperinflation adjustment)

2025 EARNINGS p. 31 Corporate Center (%) (%) PROFIT & LOSS (€M) 4Q25 vs. 4Q24 vs. 3Q25 12M25 vs. 12M24 Net Interest Income -146 -16.1 18.1 -469 -5.3 Net Fees and Commissions -40 296.3 60.2 -127 80.4 Net Trading Income -14 n.s. -86.3 -200 n.s. Other Income & Expenses 56 24.9 n.s. 118 201.7 Gross Income -144 71.6 -42.2 -678 74.5 Operating Expenses -265 22.6 19.3 -786 0.9 Operating Income -410 36.3 -13.2 -1,464 25.4 Impairment on Financial Assets 0 n.s. n.s. -1 n.s. Provisions and Other Gains and Losses 0 -99.3 -99.2 25 -54.3 Income Before Tax -410 39.5 -12.2 -1,440 29.8 Income Tax 76 -39.4 -38.1 361 68.1 Non-controlling Interest -2 -72.9 n.s. -7 5.9 Net Attributable Profit -335 91.1 -1.1 -1,086 20.5 ANNEX—P&L ACCOUNTS BY BUSINESS AREA

2025 EARNINGS p. 32 12M25 Hyperinflation adjustment (2) 12M25 PROFIT & LOSS (€M) (reported) (1) Ex.Hyperinflation Net Interest Income 3,079 -76 3,155 Net Fees and Commissions 2,123 -39 2,162 Net Trading Income 394 88 306 Other Income & Expenses -384 -1,206 822 Gross Income 5,213 -1,232 6,445 Operating Expenses -2,315 -52 -2,263 Operating Income 2,898 -1,284 4,182 Impairment on Financial Assets -1,000 24 -1,024 Provisions and Other Gains and Losses -34 -21 -13 Income Before Tax 1,863 -1,283 3,146 Income Tax -904 2 -906 Non-controlling Interest -154 182 -336 Net Attributable Profit 805 -1,099 1,904 Turkey—Hyperinflation Adjustment (1) 12M25 reported figures calculated according to end of period FX. (2) Mainly includes: (i) the Net Monetary Position (NMP) loss in the Other Income heading (ii) re-expression of all P&L headings according to the inflation rate until end of period, (iii) amortization expenses after the non monetary assets revaluation, (iv) impact of applying the conversion exchange rate fixing instead of average. ANNEX—P&L ACCOUNTS BY BUSINESS AREA

2025 EARNINGS p. 33 Argentina—Hyperinflation Adjustment 12M25 Hyperinflation adjustment (2) 12M25 PROFIT & LOSS (€M) (reported) (1) Ex.Hyperinflation Net Interest Income 1,570 -137 1,707 Net Fees and Commissions 313 -28 341 Net Trading Income 242 3 239 Other Income & Expenses -625 -332 -293 Gross Income 1,499 -496 1,995 Operating Expenses -772 17 -789 Operating Income 728 -478 1,206 Impairment on Financial Assets -401 41 -442 Provisions and Other Gains and Losses -6 5 -11 Income Before Tax 321 -432 753 Income Tax -117 138 -255 Non-controlling Interest -71 99 -170 Net Attributable Profit 133 -196 329 (1) 12M25 reported figures calculated according to end of period FX. (2) Mainly includes: (i) the Net Monetary Position (NMP) loss in the Other Income heading (ii) re-expression of all P&L headings according to the inflation rate until end of period, (iii) amortization expenses after the non monetary assets revaluation, (iv) impact of applying the conversion exchange rate fixing instead of average. ANNEX—P&L ACCOUNTS BY BUSINESS AREA

2025 EARNINGS p. 34 Colombia (%) (%) PROFIT & LOSS (€M CONSTANT) 4Q25 vs. 4Q24 vs. 3Q25 12M25 vs. 12M24 Net Interest Income 268 15.2 4.3 999 7.6 Net Fees and Commissions 47 74.7 44.6 131 17.6 Net Trading Income 14 -10.2 -46.7 81 -16.1 Other Income & Expenses -51 n.s. 250.7 -75 n.s. Gross Income 278 2.2 -7.5 1,136 0.8 Operating Expenses -139 -2.4 2.3 -526 -0.4 Operating Income 139 7.2 -15.5 609 1.8 Impairment on Financial Assets -91 -21.2 12.2 -377 -19.6 Provisions and Other Gains and Losses 8 n.s. n.s. 1 n.s. Income Before Tax 56 n.s. -27.6 233 95.0 Income Tax -35 n.s. 29.7 -88 157.0 Non-controlling Interest -1 n.s. 26.5 -3 n.s. Net Attributable Profit 20 n.s. -59.9 143 64.7 ANNEX—P&L ACCOUNTS BY BUSINESS AREA

2025 EARNINGS p. 35 Peru (%) (%) PROFIT & LOSS (€M CONSTANT) 4Q25 vs. 4Q24 vs. 3Q25 12M25 vs. 12M24 Net Interest Income 388 8.5 2.0 1,489 4.8 Net Fees and Commissions 85 13.9 -10.7 334 8.1 Net Trading Income 45 6.7 -19.9 207 -0.5 Other Income & Expenses -12 67.9 -28.7 -42 16.5 Gross Income 506 8.3 -1.8 1,987 4.5 Operating Expenses -211 15.4 10.1 -768 10.5 Operating Income 295 3.7 -8.8 1,219 1.0 Impairment on Financial Assets -71 -43.6 -36.8 -331 -38.5 Provisions and Other Gains and Losses -16 49.5 27.4 -23 -28.8 Income Before Tax 207 40.9 4.8 865 36.2 Income Tax -59 82.4 28.0 -237 62.7 Non-controlling Interest -81 33.5 2.9 -333 27.7 Net Attributable Profit 67 24.2 -8.0 295 29.0 ANNEX—P&L ACCOUNTS BY BUSINESS AREA

Customer Spread by Country 2

2025 EARNINGS ANNEX - CUSTOMER SPREAD BY COUNTRY

BBVA

Customer Spreads: Quarterly Evolution

AVERAGE	4Q24	1Q25	2Q25	3Q25	4Q25
Spain	**3.30%**	**3.19%**	**3.05%**	**2.88%**	**2.80%**
Yield on Loans	4.13%	3.85%	3.66%	3.45%	3.39%
Cost of Deposits	-0.83%	-0.66%	-0.60%	-0.57%	-0.59%
Mexico MXN	**12.33%**	**12.00%**	**11.96%**	**11.98%**	**12.01%**
Yield on Loans	15.23%	14.99%	14.71%	14.42%	14.26%
Cost of Deposits	-2.90%	-2.99%	-2.75%	-2.45%	-2.25%
Mexico FC[1]	**5.88%**	**5.44%**	**5.25%**	**5.24%**	**4.98%**
Yield on Loans	6.93%	6.23%	6.14%	6.21%	5.89%
Cost of Deposits	-1.04%	-0.79%	-0.90%	-0.97%	-0.91%
Turkey TL	**0.55%**	**1.46%**	**1.04%**	**1.00%**	**1.68%**
Yield on Loans	38.20%	37.76%	37.56%	36.53%	34.90%
Cost of Deposits	-37.64%	-36.30%	-36.53%	-35.53%	-33.23%
Turkey FC[1]	**8.29%**	**7.85%**	**7.90%**	**7.88%**	**7.57%**
Yield on Loans	8.44%	8.13%	8.31%	8.23%	7.83%
Cost of Deposits	-0.15%	-0.28%	-0.41%	-0.35%	-0.27%
Argentina	**17.01%**	**17.13%**	**16.73%**	**14.02%**	**17.24%**
Yield on Loans	32.05%	29.96%	30.98%	32.37%	34.57%
Cost of Deposits	-15.04%	-12.82%	-14.25%	-18.35%	-17.33%
Colombia	**5.55%**	**5.31%**	**5.64%**	**5.81%**	**6.11%**
Yield on Loans	12.52%	12.25%	12.26%	12.23%	12.30%
Cost of Deposits	-6.97%	-6.93%	-6.62%	-6.42%	-6.19%
Peru	**6.96%**	**7.24%**	**7.22%**	**7.26%**	**7.42%**
Yield on Loans	9.09%	9.04%	9.02%	9.02%	9.17%
Cost of Deposits	-2.14%	-1.80%	-1.80%	-1.76%	-1.76%

(1) FC: Foreign Currency.

p. 37

2025 EARNINGS p. 38 Customer Spreads: YtD Evolution ANNEX—CUSTOMER SPREAD BY COUNTRY (1) FC: Foreign Currency. AVERAGE 12M24 12M25 Spain 3.39% 2.98% Yield on Loans 4.26% 3.58% Cost of Deposits -0.87% -0.61% Mexico MXN 12.42% 11.99% Yield on Loans 15.44% 14.59% Cost of Deposits -3.02% -2.60% Mexico FC1 6.21% 5.23% Yield on Loans 7.13% 6.12% Cost of Deposits -0.93% -0.89% Turkey TL -0.08% 1.25% Yield on Loans 36.84% 36.57% Cost of Deposits -36.92% -35.32% Turkey FC1 8.86% 7.79% Yield on Loans 9.01% 8.12% Cost of Deposits -0.16% -0.33% Argentina 21.57% 16.20% Yield on Loans 42.77% 32.22% Cost of Deposits -21.20% -16.03% Colombia 5.37% 5.72% Yield on Loans 13.16% 12.26% Cost of Deposits -7.79% -6.54% Peru 7.08% 7.28% Yield on Loans 9.29% 9.06% Cost of Deposits -2.21% -1.78%

Stages Breakdown by Business Area 3

2025 EARNINGS p. 40 ANNEX—STAGES BREAKDOWN BY BUSINESS AREA Stages Breakdown by Business Areas CREDIT RISK BREAKDOWN BY AREA (DEC-25, € M) BBVA GROUP Gross Exposure Accumulated impairments SPAIN Gross Exposure Accumulated impairments MEXICO Gross Exposure Accumulated impairments Stage 1 498,750 2,467 Stage 1 200,235 471 Stage 1 93,665 1,347 Stage 2 33,597 2,005 Stage 2 14,780 558 Stage 2 6,607 630 Stage 3 14,837 8,133 Stage 3 6,759 3,530 Stage 3 2,817 1,507 TURKEY SOUTH AMERICA REST OF BUSINESS Stage 1 63,418 200 Stage 1 50,538 378 Stage 1 94,767 37 Stage 2 5,648 383 Stage 2 4,356 301 Stage 2 2,190 130 Stage 3 2,793 1,543 Stage 3 2,314 1,454 Stage 3 153 98 COLOMBIA PERU ARGENTINA Stage 1 16,354 94 Stage 1 21,592 213 Stage 1 7,641 35 Stage 2 1,467 120 Stage 2 1,892 126 Stage 2 627 35 Stage 3 795 489 Stage 3 913 569 Stage 3 428 289

ALCO Portfolio, NII Sensitivity and LCRs & NSFRs 4

2025 EARNINGS (1) Figures exclude SAREB senior bonds (€3.8bn as of Dec-24, €3.6bn as of Sep-25 and Dec-25) p. 42 ALCO Portfolio ANNEX—ALCO PORTFOLIO, NII SENSITIVITY AND LCRS & NSFRS Amort Cost (HTC) Fair Value (HTC&S) DEC-25 (€ BN) (€ BN) (duration incl. hedges) South America 0.5 5.8 1.5 years Turkey 5.3 2.8 3.3 years Mexico 5.6 11.3 3.4 years Euro1 48.1 8.5 3.0 years Spain 32.5 3.2 Italy 4.1 3.7 Rest 11.5 1.6 +3.0% EURO ALCO YIELD (DEC-25, %) ALCO PORTFOLIO BREAKDOWN BY REGION (€ BN) EURO ALCO PORTFOLIO MATURITY PROFILE (€ BN)

2025 EARNINGS p. 43 NII Sensitivity to Interest Rates Movements Note: NII sensitivities to parallel interest rates movements as of Nov-25, using our dynamic internal model. Mexico NII sensitivity for +/-100 bps breakdown: MXN sensitivity +/-1.7%; USD sensitivity +/-0.8%. +/- 4-5% EURO BALANCE SHEET ESTIMATED IMPACT ON NII IN THE NEXT 12 MONTHS TO PARALLEL INTEREST RATE MOVEMENTS (TO +/-100 BPS INTEREST RATES MOVEMENT, %) +/-2.5% MEXICO ANNEX—ALCO PORTFOLIO, NII SENSITIVITY AND LCRS & NSFRS

2025 EARNINGS p. 44 Liquidity and Funding Ratios (1) Using a more restrictive criterion on this ratio (limiting the LCRs of all of BBVA, S.A.’s subsidiaries to 100%), the resulting consolidated ratio reaches 143%. (2) Bank-only. Both LCR and NSFR significantly above the 100% requirements, at a Group level and in all banking subsidiaries BBVA GROUP AND SUBSIDIARIES LCR & NSFR (DEC-25) Total Group 169% / 143% 1 LCR NSFR 126% S. America All countries >100% Loan To Deposit >100% Mexico 161% 132% BBVA, S.A. 162% 117% Turkey2 159% 144% 87% 104% 86% 96% ANNEX—ALCO PORTFOLIO, NII SENSITIVITY AND LCRS & NSFRS

CET1 Sensitivity to Market Impacts 5

2025 EARNINGS p. 46 CET1 Sensitivity to Market Impacts1 ANNEX—CET1 SENSITIVITY TO MARKET IMPACTS (1) CET1 sensitivity considering the FL capital ratio as of December 31th, 2025 (2) This sensitivity does not include the cost of capital hedges, which are currently estimated at 1 bp per quarter for MXN and 2 bps per quarter for TRY. TO A 10% CURRENCY DEPRECIATION2 (DEC-25) 7 bps TO +100 BPS MOVEMENT IN THE MEXICAN SOVEREIGN BOND (DEC-25) 2 bps TO A 10% DECLINE IN TELEFONICA’S SHARE PRICE (DEC-25) 9 bps TO +100 BPS MOVEMENT IN THE SPANISH SOVEREIGN BOND (DEC-25) MXN TRY USD 14 bps 3 bps +12 bps

CET1 evolution YtD & RWAs by Business Area 6

2025 EARNINGS p. 48 Capital YtD evolution ANNEX—CET1 EVOLUTION YTD & RWAs BY BUSINESS AREA CET1 RATIO – BBVA GROUP (%, BPS) Results Dividend accrual & AT1 coupons RWAs activity (constant €) Others1 €4.0 Bn extraordinary SBB2 Dec-24 Dec-25 Dec-25 exc. SBB 1) Includes, among others, FX, mark to market of HTC&S portfolios, minority interests, and a positive impact in OCI equivalent to the Net Monetary Position value loss in hyperinflationary economies registered in results. 2) Includes -100 bps direct impact and -5 bps indirect impacts of lower CET1 due to extraordinary SBB. -143 bps 12.88% +265 bps -105 12.70% +56 bps bps -152 bps 13.75% Regulatory impacts +61 bps

2025 EARNINGS p. 49 Risk-Weighted Assets by Business Area ANNEX—CET1 EVOLUTION YTD & RWAs BY BUSINESS AREA BREAKDOWN BY BUSINESS AREA (€M) Fully-Loaded RWAs Sep-25 Dec-25 Spain 122,022 119,608 Mexico 91,560 82,286 Turkey 69,983 71,398 South America 53,465 55,178 Argentina 11,068 10,195 Chile 2,029 2,182 Colombia 18,054 18,829 Peru 18,676 20,069 Others 3,639 3,903 Rest of business 41,516 46,633 Corporate Center 16,729 22,138 BBVA Group 395,275 397,241

Book Value of the Main Subsidiaries 7

2025 EARNINGS p. 51 Book Value of the Main Subsidiaries1,2 ANNEX—BOOK VALUE OF THE MAIN SUBSIDIARIES (1) Includes the initial investment + BBVA’s undistributed results + FX impact + other valuation adjustments. The Goodwill associated to each subsidiary has been deducted from its Book Value. (2) Turkey includes Garanti BBVA subsidiaries. (€ BN; DEC-25) Mexico Turkey Peru Colombia Argentina Chile Venezuela (%) QoQ Uruguay +7.4% +2.7% +3.7% +8.4% +5.8% +1.1% +6.1% -2.3%

MREL 8

2025 EARNINGS ANNEX - MREL

BBVA

Sound MREL Position

POSITION AS OF DEC-25
(% RWA[1])

MREL REQUIREMENT + CBR


27.10%
3.97%
23.13%
28.89%
CBR3
MREL
Total Requirement
Eligible instruments2

M-MDA Buffer 179bps (3.7€bn)

SUBORDINATION REQUIREMENT + CBR


17.47%
3.97%
13.50%
24.67%
CBR3
Subordination
Total Requirement
Eligible instruments2

Subordination Buffer 720bps (14.8€bn)

Note: Preliminary Data.
(1) Position as of December 2025 as % LRE: MREL 10.21% (vs. 8.59% Requirement); Subordination 8.72% (vs. 5.66% Requirement).
(2) Own funds and eligible liabilities to meet both MREL in RWAs or subordination requirement in RWAs, as applicable, and the combined capital buffer requirement, which would be 3.97%, without prejudice to any other buffer that may apply at any time. Last MREL Requirement was received on June 12th, 2025. M-MDA buffer stands at 162bps (€9.4bn) in LRE.
(3) Considering the latest official updates to the countercyclical capital buffer and the systemic risk buffer, applied on the basis of exposure as of September 30, 2025, and incorporating the increase in the percentage of the countercyclical capital buffer applicable to exposures located in Spain approved by the Bank of Spain and published on October 1, 2025, applied on that exposure basis.

>80% of MREL eligible with subordination > or = to SNP

p. 53

Digital Metrics 9

2025 EARNINGS p. 55 Digital Metrics: Mobile Customers & Digital Sales ANNEX—DIGITAL METRICS (1) Mobile over total active clients. MOBILE CUSTOMERS (MILLION CUSTOMERS, %) DIGITAL SALES (% OF TOTAL SALES YTD) 72.7% 75.4% 77.1% (2) Product Relative Value as a proxy of lifetime economic representation of units sold. Units (# of transactions) PRV2 CUSTOMER PENETRATION RATE1

Medium-Term Strategic Objectives 10

2025 EARNINGS p. 57 Business Units Financial KPIs Goals (1) Mainly CIB business in US, Europe & Asia and digital banks (Italy, Germany) Spain Mexico Turkey South America Rest of Business1 Revenue Growth (CAGR 24-28, const. €) C/I (in 2028, constant €) Cost of Risk (Avg. 2025-28 current €) High-single digit High-teens (current €) c.20% c.30% low 30’s (current €) <40% (current €) <50% c.30 bps c.330 bps c.200 bps c.230 bps c.20 bps low 30’s High-single digit (current €) Low to Mid-single digit RoRWA (2028, constant €) c.3% (current €) >3.5% >2% (current €) c.4% c.6.5% Activity Growth (CAGR 24-28, const. €) Mid-single digit High-single digit Above inflation High teens High teens ANNEX—MEDIUM-TERM STRATEGIC OBJECTIVES

2025 EARNINGS p. 58 CET1 expected generation & uses of capital1 CET1 SOURCES (EURO, BILLIONS) c.€49 Bn 4.5 CET1 GENERATION 2025-2028 39 EXCESS CET1 ABOVE 12% as of DEC’242 SRTs3 2025-2028 5 13 AVAILABLE FOR DISTRIBUTION €36 Bn INVESTED FOR GROWTH4 ORDINARY DISTRIBUTION (max. 50% payout) 24 CET1 USES (EURO, BILLIONS) c.€49 Bn EXCESS CAPITAL2, 5 12 (1) Capital accumulation from 2025-2028 in current €. The use of this capital can extend beyond the indicated period. (2) Includes the 1Bn€ SBB announced in Jan’25. (3) Total RWAs release of 39Bn € * 12% (upper part of our target range). (4) RWAs variation *12% (upper part of our target range) (5) Excess capital calculated with a CET1 ratio = 12%. Note: Pending approval from the governing bodies and subject to mandatory regulatory approvals. Estimated figures 2025-2028. ANNEX—MEDIUM-TERM STRATEGIC OBJECTIVES

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 5, 2026	By:	/s/ MªÁngeles Peláez Morón

Name: MªÁngeles Peláez Morón
Title: Head of Accounting & Regulatory Reporting